									Exhibit 12

SOUTH JERSEY INDUSTRIES, INC. Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges (Before Income Taxes) (IN THOUSANDS)
	Fiscal Year Ended December 31,

	2013		2012		2011		2010		2009

Net Income*	82,389		92,776		89,859		67,285		58,532

Income Taxes	(19,014)		11,479		22,502		28,811		34,302

Fixed Charges**	27,509		24,344		25,298		22,265		19,314

Capitalized Interest	(8,684)		(5,358)		(1,220)		(369)		(322)

Total Available	82,200		123,241		136,439		117,992		111,826

Total Available	3.0	x	5.1	x	5.4	x	5.3	x	5.8	x
Fixed Charges

* Income from Continuing Operations.

** Includes interest charges and capitalized interest.